Exhibit 4.35.4

Additional Agreement No. 4

To the Contract on Network Connection between

OAO Rostelecom and OJSC CenterTelecom

as amended by Agreement No. 6480/05-DO dated January 01, 2006

Moscow	Dated : August 25, 2006

Rostelecom, Open Joint-Stock Company for Long-Distance and International Telecommunication, hereinafter, “Rostelecom”, represented by OAO Rostelecom General Director Dmitry Yevgenievich Yerokhin, authorized to act by the Charter, on the one part, and “Central Telecommunication Company”, Open Joint-Stock Company (OJSC CenterTelecom), hereinafter referred to as the “Operator”, represented by OJSC CenterTelecom General Director S.V. Pridantsev, authorized to act by the Charter, on the other part hereinafter collectively referred to as the “Parties”, and severally, as “Party”, have entered into this Additional Agreement (hereinafter, “the Agreement”) on the incorporation of the below-listed amendments to the Contract on Network Connection (hereinafter, “the Contract”), as follows:

1.               Clause 1.12 of the Contract — to be excluded.

2.               Clause 1.13 of the Contract shall be marked as Clause 1.12. and shall be amended as follows:

“Traffic Admission Services”  collectively mean termination of call to the Interconnection Operator’s network; area termination of call to the Operator’s network; local termination of call to the Operator’s network; area initiation of call; initiation of call from the Associated operator’s line in the course of long-distance and international communication provided by Rostelecom to the Users”.

3.               In each Appendix to the Contract, the words «service on local termination of calls” shall be excluded; the words “long distance termination of calls” and “long distance initiation of calls” shall be substituted by the words “zone termination of calls” and “zone initiation of calls”, respectively; the words “service on transit of calls” shall be substituted by the words “service on zone initiation of calls from the networks of the Associated Operators”.

4.               The amount of the tariffs indicated in lines 1 and 2, para. 1.1 of Appendix 1 to the Contract shall increase by the amount of the cost-of-living adjustment applicable to the zone call initiation cost as established by Order No. 729-c/3 of the Federal Tariffs Service dt. December 20, 2005.

5.               This Agreement is an integral part of the Contract.

6.               All terms used in this Agreement have a meaning, fixed for them in the Contract.

7.               All the rest, not indicated in this Agreement, is subject to the provisions of the Contract.

8.               The agreement is issued in the Russian language in two copies, one for  each Party.

9.               This Agreement comes into effect on the date of its execution. The Parties hereby establish that terms and conditions of the Agreement entered into thereby shall apply to their relations arisen from the date of the Contract on Network Connection as amended by Agreement No. 6480-05- dated January 01, 2006.

10.         Signatures of the Parties:

For Rostelecom:	For Operator:

General Director OAO Rostelecom	General Director OJSC CenterTelecom:

D.Ye. Yerokhin	S.V.Pridantsev

Seal here	Seal here